TRANSMISSÃO PAULISTA

RECEIVED
2005 DEC 21 P 2:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date São Paulo, December 14, 2005

Ref.CT/F/05744/2005

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
N° CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

05013448

Gentleman/Madam:

The Board of Directors of this Company, in the meeting held on 12/05/2005, approved the investment Budget for 2006. We are attaching, herewith, copy of the Notice to the Market sent to BOVESPA – Bolsa de Valores de São Paulo, regarding the decision above. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

PROCESSED
DEC 21 2005
THOMSON FINANCIAL

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and Relations with Investors

Copy to: Edgar Piedra
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company - CNPJ 02.998.611/0001-04

NOTICE TO THE MARKET

We inform the Shareholders that the Board of Directors, in a Meeting held today, deliberated on the approval of the investment Budget of the Company for 2006, in the amount of R$ 595.3 million, being R$ 78.0 million in modernization and adequacy of the system, R$ 516.0 million in expansion and R$ 1.3 million in other corporate investments.

São Paulo, December 5, 2005

Cláudio Cintrão Forghieri
Chief Financial Officer and
Investors Relation Director